[CADWALADER, WICKERSHAM & TAFT LLP LETTERHEAD]




VIA EDGAR AND FEDERAL EXPRESS

October 9, 2007


Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561


Re:   Morgan Stanley Charter Aspect L.P. (the "Company")
      Form 10-K for Fiscal Year Ended December 31, 2006
      Filed March 9, 2007
      Form 10-Q for Quarterly Period Ended June 30, 2007
      Filed August 10, 2007
      File No. 000-26282

Ladies and Gentlemen:

      On behalf of Demeter Management Corporation, the general partner of the Company (the "General Partner"), we respectfully submit below the General Partner's responses to the comments contained in the comment letter of the staff (the "Staff") of the Securities and Exchange Commission to Lee Horwitz, Chief Financial Officer of the General Partner, dated September 5, 2007, with respect to the above-referenced filings.

      For your convenience, we have reprinted the Staff's written comments below prior to the General Partner's responses.

Form 10-K for the year ended December 31, 2006

Financial Statements

Statements of Financial Condition
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CADWALADER

October 9, 2007


1. Comment: We note you have recorded unrestricted cash and restricted cash on your statements of financial condition. Please tell us and disclose the nature of the restrictions and how you determined the allocation of your cash between unrestricted and restricted since all cash appears to be commingled in your trading accounts.

      Response: As reflected on the Company's statements of financial condition, restricted cash represents cash on deposit to satisfy margin requirements for trading. These amounts of restricted cash are maintained in separate trading accounts. Cash that is not on deposit to satisfy the margin requirements for trading is reflected as unrestricted cash.


Statements of Operations

2. Comment: We note you do not include the weighted average number of units outstanding. Please tell us how you have complied with Item 601(b)(11) of Regulation S-K, or tell us why you believe it was not necessary to disclose this information.

      Response: In future filings of the Company's Form 10-Ks and Form 10-Qs, we will include the weighted average number of units outstanding on the Statements of Operations.


Exhibit 31.01 and 31.02

3. Comment: We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have included the title of the certifying individual at the beginning of the certification, you did not identify the name of the registrant in paragraph 1, and you replaced the words "the registrant's" with "Demeter's" in paragraph 5. Please revise your certifications in future filings to comply with the Exchange Act Rules.

      Response: In future filings of the Company's Form 10-Ks, there will be no modifications to the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) as such form is set forth in Item 601(b)(31) of Regulation S-K. Additionally, the certifying officer's title will not be included in future filings.


Form 10-Q for the quarterly period ended June 30, 2007


                                                                          Page 2
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CADWALADER

October 9, 2007


Exhibit 31.01 and 31.02

4. Comment: We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note the date on your certifications is after the filing date. Please revise your certifications in future filings to comply with the Exchange Act Rules.

      Response: In future filings of the Company's Form 10-Qs, there will be no modifications to the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) as such form is set forth in Item 601(b)(31) of Regulation S-K. Additionally, the date of the certifications will reflect the date of the filings of the 10-Qs.

      Pursuant to your comment letter, on behalf of the General Partner and the Company we acknowledge that:

   o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

   o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions or need any additional information, please do not hesitate to contact the undersigned at (202) 862-2249 or in my absence, Dorothy D. Mehta of this firm at (212) 504-6846.

Very truly yours,



/s/ Edwin L. Lyon
Edwin L. Lyon

                                                                          Page 3
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CADWALADER

October 9, 2007


cc:   Kevin Woody, Branch Chief
      Jennifer Monick
      Walter Davis
      Lee Horwitz
      Jeremy Beal
      Michael D. Wasserman, Esq.
      Todd M. Hand, Esq.
      Dorothy D. Mehta, Esq.








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